UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

As previously reported, by Freight Technologies, Inc. (the “Company”) to the Securities and Exchange Commission (the “SEC”), the Company issued to two accredited investors an aggregate of 1,540,832 Series A4 preferred shares of the Company, par value $0.0001 per share (each, a “Series A4 Preferred Share” and collectively, the “Series A4 Preferred Shares”), for an aggregate purchase price of approximately $3,000,000, pursuant to a securities purchase agreement, dated as of January 31, 2025, between the Company and such two accredited investors (the “January 2025 Series A4 Holders”).As previously reported, on August 6, 2025, the Company issued 126,005 Series A4 Preferred Shares to one of the January 2025 Series A4 Holders (the “August 2025 Series A4 Holder”) for a total purchase price of $500,000, pursuant to a securities purchase agreement, dated as of August 6, 2025, between the Company and the August 2025 Series A4 Holder.

As previously reported, on December 31, 2025, the Company issued 5,500,000 Series C preferred shares of the Company, par value $0.0001 per share (each, a “Series C Preferred Share” and collectively, the “Series C Preferred Shares”), to an accredited investor (the “December 2025 Series C Holder” and, together with the January 2025 Series A4 Holders, each, a “Holder” and collectively, the “Holders”) in exchange for all of the issued and outstanding shares of such Holder’s wholly owned subsidiary, pursuant to a securities purchase agreement, dated as of December 9, 2025, between the Company and the December 2025 Series C Holder.

Entry into the Exchange Agreements

On October 18, 2026, the Company entered into a Series C Preferred Shares exchange agreement with the December 2025 Series C Holder (the “Series C Exchange Agreement”), pursuant to which the December 2025 Series C Holder exchanged 3,190,000 Series C Preferred Shares for rights (the “Series C Rights”) to receive, without payment of additional consideration, an aggregate of 31,900,000 ordinary shares of the Company, no par value per share (each, an “Ordinary Share” and collectively, the “Ordinary Shares” and, such Ordinary Shares issuable upon exercise of the Series C Rights, the “Series C Rights Shares”), at an exchange rate of 10 Ordinary Shares per Series C Preferred Share exchanged, reflecting a $0.10 exchange price per Ordinary Share (the “Series C Exchange”).

In addition, on the same date, the Company entered into Series A4 Preferred Shares exchange agreements with each of the January 2025 Series A4 Holders (the “Series A4 Exchange Agreements” and, together with the Series C Exchange Agreement, the “Exchange Agreements”), pursuant to which the January 2025 Series A4 Holders exchanged an aggregate of 1,666,837 Series A4 Preferred Shares for rights (the “Series A4 Rights” and, together with the Series C Rights, the “Rights”) to receive, without payment of additional consideration, an aggregate of 32,453,317 Ordinary Shares (the “Series A4 Rights Shares” and, together with the Series C Rights Shares, the “Rights Shares”), at an exchange rate of 19.47 Ordinary Shares per Series A4 Preferred Share exchanged, reflecting a $0.187 exchange price per Ordinary Share, (the “Series A4 Exchange” and, together with the Series C Exchange, the “Exchanges”).

The Rights may be exercised, in whole or in part, at any time and from time to time by delivery of a notice of issuance to the Company, and the Company is required to deliver the applicable Rights Shares within two (2) trading days after such delivery. The Company is required to reserve from its authorized and unissued Ordinary Shares a sufficient number of Ordinary Shares to provide for the issuance of the Rights Shares upon exercise of the Rights. A Holder may not exercise the Rights to the extent that, after giving effect to such exercise, such Holder, together with its attribution parties, would beneficially own in excess of 9.99% of the Ordinary Shares outstanding immediately after giving effect to such exercise. The Rights are not exercisable for any additional consideration. The number of Rights Shares is subject to proportionate adjustment for share dividends, share splits, share combinations and reclassifications, and the Rights are subject to customary provisions relating to subsequent rights offerings and fundamental transactions. If the Company fails to timely deliver Rights Shares, the Company may be required to make cash payments to the applicable Holder, including in connection with any buy-in by such Holder.

As previously reported, the board of directors of the Company approved a one (1) for ten (10) reverse split of its issued and outstanding Ordinary shares. The Company’s Ordinary Shares begin trading on a split adjusted basis on October 19, 2026. On a post-split basis, the Series C Rights can be exchanged into an aggregate of 3,190,000 Ordinary Shares, and the Series A4 Rights can be exchanged into an aggregate of 3,245,332 Ordinary Shares.

The Exchanges were conducted in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”). No commission or other remuneration was paid or given, directly or indirectly, for soliciting any of the Exchanges.

The foregoing description of the Exchange Agreements and the Rights does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Series A4 Exchange Agreement and the form of Series C Exchange Agreement, copies of which are furnished as Exhibits 10.1 and 10.2, respectively, to this Report on Form 6-K.

Issuance of Press Release

On October 19, 2026, the Company issued a press release providing an update on the Company’s previously outstanding warrants, providing an update regarding the Company’s capital structure. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Forward-Looking Statements

The press release attached as Exhibit 99.1 hereto and the statements contained therein include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the risks and uncertainties described in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Annual Report”), Reports on Form 6-K, and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in this Report on Form 6-K or the press release attached as Exhibit 99.1 hereto. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date of this Report on Form 6-K, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Series A4 Exchange Agreement
10.2	Form of Series C Exchange Agreement
99.1	Press Release dated October 19, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2026	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Executive Officer